

January 16, 2009

Mr. Eric Sauve
President
Grant Hartford Corporation
c/o David Rodli Law Offices
2001 S. Russell
Missoula, MT 59806

> **Re:     Grant Hartford Corporation**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed December 22, 2008**
> **File No. 333-155507**

Dear Mr. Sauve:

We have reviewed the amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed December 22, 2008

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.   Throughout your filing, you refer to financial information for the fiscal year ended December 31, 2007.  In light of the fact that you provided updated interim financial statements in response to our comment letter dated December 1, 2008, please update your disclosure throughout your prospectus to reflect the most recent financial information.

3.   Please provide the information required by Item 404 of Regulation S-K.  At a minimum, we would expect to see disclosure regarding how the material terms of any related party transactions were negotiated and the basis for such final terms.  For example, disclose who negotiated on behalf of the company in the transactions with Commonwealth Resources, L.L.C., and how the parties arrived at the final purchase price and payment terms.  In addition, discuss the material terms of the Notice of Option to Purchase Mineral Interests dated September 24, 2008, filed as Exhibit 10.4.  As another example, we note your statement on page 47 that "Our business is conducted through agreements with consultants and arms-length third parties. Current arrangements in place include the following: ..." Again, explain who negotiated on behalf of the company, especially with respect to your employment agreement with your CEO.

4.   Please tell us whether Messrs. Sauve and Charlton, in addition to being shareholders, are also officers or directors of Commonwealth Resources, L.L.C.  We may have further comment.

Outside Cover Page of Prospectus

5.   Please highlight the cross-reference to your risk factors section by prominent type or by another appropriate method.  See Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 1

6.   Discuss the material terms of the transactions whereby you obtained the option to purchase the Garnet Mining District mineral deeds from Commonwealth Resources, L.L.C.  For example, disclose the price at which you valued the shares issued to Commonwealth Resources, L.L.C., as well as the total value of the consideration you have paid to date to Commonwealth Resources.

7.   We note your statements that "Commonwealth Resources, L.L.C., is owned by Aaron Charlton, Creative Financial P.S. Plan, Kim Charlton-Benson and Eric Sauve.  Aaron Charlton and Eric Sauve are related parties to our Company." Clearly state that Eric Sauve is your President, CEO, CFO, and a Director, and that Messrs. Charlton and Sauve are your sole full time employees.  In addition, please tell us whether Kim Charlton-Benson is related to Aaron Charlton.  We may have further comments.

8.  We note your statements that "[t]he owner of record of one (1) patented claim, the Free Coin, is Karl Roesch. Commonwealth Resources, L.L.C. holds a purchase agreement and mining lease on this claim which has been assigned to us." Please briefly discuss the nature and terms of this assignment and file the assignment as an exhibit.

9.  Please clearly disclose whether Grant Hartford has the obligation to pay the required expenditures with respect to the Garnet mining claims.

10. We further note the statement that "[o]ur exploration program is designed to quantify, by confirmation, drilling targets identified by previous exploration programs which were conducted by Pegasus Gold, Trans Global Corporation, Western Energy Corp., American Mining Corporation and Anaconda Corp." Briefly describe these entities. If any of these entities are related to or affiliated with your related parties, please disclose this fact. For example, we note that Mr. James Charlton, father of Mr. Aaron Charlton, organized the American Mining Company in 1966.

11. Please discuss the material terms of the convertible note offering. For example, disclose the term and conversion price of the notes, the number of shares of common stock issuable upon conversion of the notes, any fees or discounts received by the noteholders, and the net proceeds to you. If any of your officers, directors, or related parties is a noteholder, please identify them as such.

Glossary of Terms, page 4

12. Please move this section to a later part of the prospectus, such as immediately preceding the Geological Report on page 36, and be sure that the risk factors section immediately follows the summary section. See Item 503(c) of Regulation S-K. In addition, please include in your glossary only terms that you actually use in the prospectus and that would be helpful to an understanding of the disclosure in your document. For example, we note the terms "azimuth" and "in situ" in the glossary, but could not readily find these terms used elsewhere in your disclosure.

Risk Factors, page 11

13. Include a risk factor that discusses the fact that your sole material assets are the options to the Garnet mineral claims and that these claims are owned by an entity owned by your President, CEO, CFO, and director, and a senior consultant of the company, both of whom are your sole full time employees. Discuss in detail the conflict of interest that may have existed in the initial negotiation of this transaction and that may arise in the future in connection with this relationship.

14. Please combine the redundant disclosures in risk factors 19, 20 and 24 into one risk factor.

<u>"14: In the event that our mining claims become invalid…", page 14</u>

15. Quantify the annual maintenance fees and disclose who is responsible for paying these fees.

<u>"28: Voting Control by Commonwealth Resources, LLC," page 20</u>

16. Disclose the positions that Messrs. Charlton and Sauve hold at Grant Hartford and discuss the potential conflict of interest that may arise.

<u>Previous Issuance and Offerings of Our Common Shares, page 25</u>

17. Disclose the price at which you valued the shares issued to Commonwealth Resources, LLC.

<u>Dilution, page 26</u>

18. We note that you have issued shares to your officers, directors, and affiliates in exempt offerings at $0.001 per share, but that the selling shareholders intend to sell their securities in this registration statement at an initial price of $0.80 per share. As such, revise this section to provide the information required by Item 506 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

19. In an appropriately titled subsection of the MD&A section, please provide detailed disclosure of your liquidity. Include a reasonably detailed discussion of your ability or inability to generate or raise sufficient cash to support operations during the twelve-month period following the date of the financial statements. In this regard, we note your statement on page 26 that you had $532 as of September 30, 2008. However, on page 42 you estimate that you will spend $2.5 million over the next twelve months on exploration, property maintenance, acquisition, and administrative costs. Detail the current rate at which you are using capital and describe how you plan to address any deficiency. Disclose any on-going obligations that you have, such as the annual surface access lease fee of $60,000 per year and annual option payments of $190,000 to Commonwealth Resources, LLC. Quantify the amount of money needed to fund the field work in the Garnet Area, which you disclose on page 39 is expected to be completed in the spring of 2009. Finally, discuss your liquidity in the Summary section of the prospectus as well as in the risk factors, such as under risk factor numbers 2 and 15.

Plan of Operation, page 27

20. We note your disclosure stating that you expect to drill 15 additional holes in the third and fourth quarters of 2008. Please revise your disclosure to provide an updated status of your drilling activities.

Excerpts From Geological Report of Thomas J. Peters, page 39

21. Please indicate where the excerpt from the report ends and your disclosure resumes, as it is unclear from your current disclosure.

22. Ensure that you have included in your excerpt all material information from Mr. Peters's Geological Report. For example, we note that the report filed as Exh. 99.1 states that "[o]pinions expressed are based on two days of meeting with company partners and a day examining the site, April12, 2007." Include this statement in the excerpt, as well as any other statements that would give a reader sufficient context for the statements made in the Geological Report.

23. In this regard, we note the statements on page 59 that "[y]ou should be aware that statements contained in this Prospectus concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference." Similar statements appear on page 60. You are required to provide all material information relevant in making an investment decision with respect to the securities being registered, and investors are entitled to rely on information as disclosed in the prospectus. Revise or delete these statements.

24. You state that "[f]ield work on Year 1 began June, 2008 and is expected to be completed in the spring of 2009." Expand to discuss the feasibility of completing the Year 1 field work on this timetable, which we note will cost a total of $1.275 million, in light of your current liquidity.

Revenue Strategy, page 43

25. We note your statement that "[a]t this point, we would contract with, and ship the ore to, a local milling facility that would process the ore to a fineness of .995 and pay Grant Hartford Corporation the contained amount, minus processing fees." Explain who "we" refers to in this sentence.

26. Please explain the disclosure in this section regarding "Equipment, Materials and Suppliers," "Consulting Firms," "Internal Accounting," and "Legal". Are these entities with whom you have working relationships, or that you intend to enter into working relationships? If so, explain the nature of the relationships.

Reports to Shareholders, page 44

27. We note that you direct readers to your website for more information.  Please provide the address for your website.

Description of Properties, page 44

28. Please update the information in this section, as we note the disclosure that the field office lease terminates on October 31, 2008.

Directors, Executive Officers and Control Persons, page 44

29. Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time.  In your biographical sketch for Mr. Sauve, for example, you state that "[p]rior to his position at Grant Hartford Corporation, Mr. Sauve held the position of Chief Financial Officer of Electra Gold Ltd."  It is unclear from this disclosure when Mr. Sauve began working at Grant Hartford.  Please revise each of your biographical disclosures to clearly indicate each individual's business experience in the five years immediately preceding the filing of this registration statement, making sure to include the positions held and the dates served at each company.

Executive Compensation, page 48

30. Ensure that you have provided all the information required by Item 402(l) through 402(r) of Regulation S-K.  For example, disclose the material terms of Messrs. Sauve's and Charlton's employment agreement, as contemplated by Item 402(o)(1).

Selling Shareholders, page 51

31. Your disclosure with respect to the shares to be sold by the selling shareholders appears to be inconsistent.  In some places in the prospectus, you state that the selling shareholders are selling 1,887,018 shares, while in other places, you state that 1,886,893 are being registered for sale.  Please revise your document throughout for consistency.

32. Please disclose the material terms of the warrants overlying the common stock being registered for resale, such as their exercise price and duration.

33. You state that Robert Poon is the beneficial owner of two thousand shares and that he is registering two thousand shares for sale in this offering.  Nevertheless, you state that Mr. Poon will continue to beneficially own two thousand shares after the offering.  Please advise or revise.

34. In this section, disclose (by footnote or some other means) any material relationship among your selling shareholders and your affiliates. For example, we note disclosure on page 23 of the relationship of certain shareholders with your CEO Eric Sauve.

35. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling shareholders that are entities, such as Miller Design, BCI Ventures Inc., Stew Group, Sharpshooter II Inc., and TJ Ventures.

Interests of Named Experts and Counsel, page 58

36. We note your statement that "[n]o named expert or counsel referred to in this Prospectus has any interest in [y]our Company." However, on page 43 you list David Rodli as legal counsel, and on page 53 you list Mr. Rodli as the beneficial owner of 145,000 shares of your common stock. Please review Item 509 of Regulation S-K and provide us with an analysis as to whether you have complied with the disclosure requirements therein.

Exhibits

37. We note your counsel's statement in the final paragraph of the legality opinion that the opinion "may not be relied upon by any other person without my prior written consent." Please revise this exhibit to remove any disclaimer of or limitation on the ability of other parties to rely on your legality opinion.

Financial Statements

General

38. We understand that you will update your filing to include audited financial statements for the fiscal year ending December 31, 2008, which will be due February 18, 2009 pursuant to Rule 8-08 of Regulation S-X , and that you will remove the March, June and September 2008 interim financial statements.

Mineral Properties, page F-6

39. We note your disclosure indicating that you use the successful efforts method of accounting for mineral properties, and that costs incurred to drill and equip exploratory sites within your claims groups are capitalized. Please note that the successful efforts method of accounting described in SFAS 19 only applies to oil and gas activities.

For mining related activities, the costs of mineral properties and mineral rights meeting the definition in EITF 04-2 are generally capitalized. However, such costs would also be subject to impairment testing under SFAS 144 and EITF 04-3. Other costs incurred prior to the point of establishing probable and proven reserves, as defined in Industry Guide 7, which are exploratory in nature, should be expensed as incurred.

It appears you may need to revise your accounting and disclosure to comply with this guidance. If you believe that no revision in your accounting is necessary because the effects would not be material, submit an analysis in support of your position.

## Note 3 - Mining Operations, page F-7

40. We note that you classified amounts specified for option payments and access lease payments not yet made pursuant to your Garnet mineral property option agreement as current liabilities on your balance sheet on page F-1. Please explain to us how these amounts meet the definition of a liability in paragraphs 35 to 40 of CON 6.

    Additionally, we note that your entire increase in current liabilities of $492,760 from December 31, 2007 to September 30, 2008 is reported as an adjustment to cash flows from operating activities in your statement of cash flows on page F-4. Please ensure that adjustments in your reconciliation are limited to activities affecting the determination of net income. For example, any portion of this particular increase corresponding to costs associated with the intended purchase of mineral properties or mineral rights capitalized on your balance sheet should be reported in the supplemental disclosure of non cash investing activities, but not included as part of the reconciliation amount.

    Tell us the adjustments necessary to reflect proper classifications in your statement of cash flows.

## Note 6 – Equity, page F-10

41. We note your disclosure indicating that you issued 14 million shares on June 15, 2007 and 5 million shares on January 24, 2008 to Commonwealth Resources, L.L.C., pursuant to the terms of your Garnet mineral property option agreement.

    Tell us whether the issuance of these shares was in any way related to your initial formation arrangement, under circumstances meeting the conditions of SAB Topic 5:G, whereas the shares issued would be recorded at the founder's historical basis of the nonmonetary assets that you received. If so, submit the underlying documentation.

Otherwise, tell us how you determined that $1 was the appropriate value for these 19 million shares, given that you established common share prices ranging from $0.125 to $0.80 through private placements subsequent to your initial formation, which would appear to be indicative of the fair market values of your shares on those dates.

42. We note you disclose on pages 20 and 49 that Commonwealth Resources, L.L.C., owns 17,068,302 shares of your beneficially owned common stock. Tell us why this number is not at least 19 million, given the number of shares that you indicate had been issued to Commonwealth pursuant to the option agreement.

Signatures, page 67

43. In addition to the signatures you have included, provide the signatures of your company's principal accounting officer and a majority of the board of directors, as required by Form S-1.

Engineering Comments

General

44. We note that your website and some press releases refer to or use the terms potentially minable reserves and/or resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language. Alternatively, you may provide this language on a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," "inferred" and "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC.

Once you become subject to the SEC periodic reporting requirements (e.g. after your registration statement is effective), please also include the following language.

> U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or may be viewed on the SEC's website at the following address: http://www.sec.gov/edgar.shtml.

45. Please remove the technical report attached as an exhibit to your filing to comply with paragraph (b)(7) of Industry Guide 7.

Executive Summary, page 27

46. We note your business plan is to develop mining properties in the state of Montana. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing proven/probable reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Industry Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Description and Location of the 23 patented and 122 unpatented mineral claims, page 35

47. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information.

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

48. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

49. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols

50. Please disclose the following information for each of your properties:

   • The nature your ownership or interest in the property.

   • A description of all interests in your properties, including the terms of all underlying agreements and royalties.

   • Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

   • An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

   • Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

   • The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

   • The area of your claims, either in hectares or in acres.

   Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Geological Report on our Mineral Property Area Mining District, page 35

51. We note your reference to a consulting report prepared by Thomas J. Peters. You have labeled Exh. 99.1 as "Geological Report of Thomas Peters with consent to use." Exhibit 99.1 does not appear to have a consent in it. Please provide as an exhibit, a written consent from this individual and any other experts whose names are cited or whose work is incorporated into your document. These consents should concur with your summary of the information in their report, and indicate that they agree to being named as an expert in your registration statement.

Resources, page 37

52. Under SEC Industry Guide 7, the terms ore(s) and ore body are treated the same as the term reserve. Since not all deposits are necessarily reserves, please remove or replace the term ore from your filing.

53. We note your reference to quantity and quality estimates of gold ore resources, particularly your disclosure of potentially mineable reserves referred to as the Nancy Hanks and Cascade deposits. At various locations, you also use the terms measured, indicated, and/or inferred, mineral resource, drill indicated, and geological resources in reference to quantity estimates. The provisions in Industry Guide 7 generally preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove this terminology and the quantity estimates from your filing.

54. Mineral reserves for a mineral property may be designated when:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please identify any aspect of this guidance which does not characterize your reserve determinations. Please revise your disclosure throughout the document to ensure that you do not indicate that you have reserves and mining operations before a proper feasibility study and economic viability determination have been conducted.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions regarding engineering matters to Ken Schuler, Mining Engineer, at (202) 551-3718.  You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 with questions regarding comments on the financial statements and related matters.  Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,


Anne Nguyen Parker
Branch Chief


cc:     J. Lucas
        L. Dang
        K. Hiller
        K. Schuler
        Raul N. Rodriguez, Esq. (303) 861-1995